Inspira Technologies Oxy B.H.N. Ltd.

2 Ha-Tidhar St.

Ra’anana, 4366504 Israel

July 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Inspira Technologies Oxy B.H.N. Ltd. (CIK: 0001837493)
Registration Statement No. 333-253920 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Inspira Technologies Oxy B.H.N. Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on July 13, 2021 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Inspira Technologies Oxy B.H.N. Ltd.

By:	/s/ Dagi Ben-Noon
Dagi Ben-Noon, Chief Executive Officer